February 23, 2026

Yunwu Li
Chief Executive Officer and Chairman of the Board of Directors
CDT Environmental Technology Investment Holdings Limited
C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road
Nanshan District, Shenzhen, China 518057

       Re: CDT Environmental Technology Investment Holdings Limited
           Draft Registration Statement on Form F-1
           Filed February 13, 2026
           CIK No. 0001793895
Dear Yunwu Li:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Clayton E. Parker, Esq., of K&L Gates LLP